                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. ____)(1)

                            EMERGE INTERACTIVE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.008 PER SHARE
                         (Title of Class of Securities)

                                   29088U 10 3
                                 (CUSIP Number)

                            N. JEFFREY KLAUDER, ESQ.
                           SAFEGUARD SCIENTIFICS, INC.
                       435 DEVON PARK DRIVE, BUILDING 800
                            WAYNE, PENNSYLVANIA 19087
                                 (610) 975-4948

                                 WITH A COPY TO:

                             WILLIAM N. DORAN, ESQ.
                            MICHAEL N. PETERSON, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                               1701 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 963-5025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 18, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)


                              (Page 1 of 7 pages)

CUSIP NO. 29088U 10 3                                               PAGE 2 OF 7

-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
               SAFEGUARD SCIENTIFICS, INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                23-160975
-------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
               WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               PENNSYLVANIA
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER                             0 SHARES

OF SHARES             ---------------------------------------------------------

BENEFICIALLY          8      SHARED VOTING POWER
                                   14,682,770 SHARES
OWNED                 ---------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
BY EACH                            0 SHARES
                      ---------------------------------------------------------
REPORTING             10     SHARED DISPOSITIVE POWER
                                   14,682,770 SHARES
PERSON                ---------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               14,682,770 SHARES
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               42.9%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 29088U 10 3                                             PAGE 3 OF 7

ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, $0.008 par value per share, of eMerge Interactive, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company is located at 10315 102nd Street, Terrace Sebastian, Florida, 32958. According to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, the number of shares of the Company's common stock, $0.008 par value, outstanding as of April 30, 2000 was 33,077,270. There were 27,382,825 shares of Class A common stock outstanding and 5,694,445 shares of Class B common outstanding as of this date. The Classes are the same in all respects except that each share of Class B common stock entitles the holder to 2-1/2 votes on each matter submitted to the vote of shareholders whereas each share of Class A common stock only entitles the holder to one vote per share.

ITEM 2.           IDENTITY AND BACKGROUND.

(a)-(c) This Schedule 13D is being filed by Safeguard Scientifics, Inc. ("Safeguard" or, the "Reporting Person"). Safeguard's executive officers are located at 435 Devon Park Drive, Building 800, Wayne, Pennsylvania 19087. Safeguard is a leader in incubating and operating what it believes are the premier developing technology companies in the Internet infrastructure market. Set forth in Schedule I annexed hereto is the information required by Item 2 of
Schedule 13D about the identity and background of the Reporting Person's directors, executive officers and controlling persons, if any.

      (d) and (e) During the past five years, the Reporting Person nor, to the best of each Reporting Person's knowledge, no person named in Schedule I to this
Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Approximately $25.4 million was expended by the Reporting Person after February 2000, the date of the Company's initial public offering, in acquiring direct beneficial ownership of approximately 1,322,600 shares of Class A common stock. The Company's Class A common stock is traded in NASDAQ National Market and all such purchases were made in open market transactions through brokers and the funds used in making such purchases came from the general working capital of the Reporting Person.

ITEM 4.           PURPOSE OF TRANSACTION.

         The shares of common stock of the Company held directly by the Reporting Person were acquired either prior to the time the Company completed its initial public offering in February 2000 or in open market purchases since April 1, 2000. The Reporting Person believes that the common stock of the Company represents an attractive investment opportunity and have acquired the Common Stock for investment purposes. Depending on prevailing market conditions from time to time, the Reporting Person may purchase additional shares of Common Stock in open market or privately negotiated transactions. Alternatively, the Reporting Person may determine to cease further purchases of the Company's common stock.

         The Reporting Person has a strategic relationship with the Company and, accordingly one representative of the Reporting Person is currently a member of the Board of Directors of the Company. The Reporting Person anticipates that this strategic relationship will continue.

         The Reporting Person has entered into a Joint Venture Agreement (the "ICG Agreement") with Internet Capital Group ("ICG") with respect to the shares of common stock of the Company owned from time to time by the Reporting Person or ICG. Pursuant to the terms of the ICG Agreement, among other things, the Reporting Person and ICG have agreed to vote all shares owned by either of them for the election to the board of directors of the Company of two designees of the Reporting Person and two designees of ICG.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Person and ICG are parties to the ICG Agreement with respect to shares of Common Stock held from time to time by either the Reporting Person or ICG, as described in Items 4 and 5 hereof.

CUSIP NO. 29088U 10 3                                           PAGE 4 OF 7

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The Reporting Person and ICG are parties to the ICG Agreement with respect to shares of common stock of the Company held from time to time by either the Reporting Person or ICG, as described in Items 4 and 5 hereof.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           1. Joint Venture Agreement, dated October 1999, between Safeguard Scientifics, Inc. and Internet Capital Group, Inc.

CUSIP NO. 29088U 10 3                                               PAGE 5 OF 7


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this schedule is true, complete and correct.

Date:    May 19, 2000                                         Safeguard Scientifics, Inc.



                                                              By: /s/ N. Jeffrey Klauder
                                                                  ----------------------------------------
                                                                   N. Jeffrey Klauder
                                                                   Senior Vice President

CUSIP NO. 29088U 10 3                                               PAGE 6 OF 7

                                   SCHEDULE I



         DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD SCIENTIFICS, INC.

         Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Scientifics, Inc.

Name                               Present Principal Employment                        Business Address
----                               ----------------------------                        ----------------
EXECUTIVE OFFICERS*

Warren V. Musser                   Chairman of the Board and  Chief Executive Officer  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Harry Wallaesa                     President and Chief Operating Officer               Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jerry L. Johnson                   Executive Vice President, Operations                Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Stephen J. Andriole                Sr. Vice President and Chief Technology Officer     Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Gerald A Blitstein                 Sr. Vice President and Chief Financial Officer      Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

James A. Ounsworth                 Sr. Vice President, General Counsel and Secretary   Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

N. Jeffrey Klauder                 Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Michael Bolton                     Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

John Halvey                        Sr. Vice President                                  Safeguard Scientifics, Inc.
                                                                                       800 The Safeguard Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

DIRECTORS*

Judith Areen                       Executive Vice President for Law Center             Georgetown University
                                   Affairs and Dean of the Law Center,                 600 New Jersey Ave. N.W
                                   Georgetown University                               Washington, D.C. 20001

Vincent G. Bell Jr.                President and Chief Executive Officer, Verus        Verus Corporation
                                   Corporation                                         5 Radnor Corporate Center

Walter W. Buckley, III             President and Chief Executive Officer, Internet     Internet Capital Group, Inc.
                                   Capital Group                                       Building  600
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Michael Emmi                       Chairman, President and CEO, Systems & Computer     Systems & Computer Technology
                                   Technology (SCT) Corporation                        (SCT) Corporation
                                                                                       4 Country View Road
                                                                                       Malvern, PA 19355

Robert A. Fox                      President, R.A.F. Industries                        R.A.F. Industries
                                                                                       One Pitcairn Pl, Suite 2100
                                                                                       165 Township Line Road
                                                                                       Jenkintown, PA 19046-3593

Robert E. Keith Jr.                Managing Director of TL Ventures and President      TL Ventures
                                   and CEO, Technology Leaders Management, Inc.        700 Building
                                                                                       435 Devon Park Drive
                                                                                       Wayne, PA 19087

Jack L. Messman                    President and CEO, Cambridge Technology Partners    Cambridge Technology Partners
                                                                                       8 Cambridge Center
                                                                                       Cambridge, MA 02142

Warren V. Musser                   (Same as above)                                     (Same as above)

Russell E. Palmer                  Chairman and CEO, The Palmer Group                  The Palmer Group
                                                                                       3600 Market Street
                                                                                       Suite 530
                                                                                       Philadelphia, PA 19104

John W. Poduska Sr.                Chairman of the Board, Advanced Visual Systems,     Advanced Visual Systems, Inc.
                                   Inc.                                                300 Fifth Avenue
                                                                                       Waltham, MA 02154

Heinz Schimmelbusch                President, Safeguard International Group, Inc.,     Safeguard International
                                   Chairman, Allied Resource Corporation, Chairman,    Group, Inc.
                                   Metallurg, Inc. and Managing Director, Safeguard    800 The Safeguard Building
                                   International Fund, L.P.                            435 Devon Park Drive
                                                                                       Wayne, PA 19087

Hubert J.P. Schoemaker             Chairman of the Board, Centocor, Inc.               Centocor, Inc.
                                                                                       200 Great Valley Parkway
                                                                                       Malvern, PA 19355

Harry Wallasea                     (Same as above)                                     (Same as above)

Carl J. Yankowski                  President and CEO, Palm Computing, Inc.             Palm Computing, Inc.
                                                                                       5400 Bayfront Plaza, MS9208
                                                                                       Santa Clara, CA 95054

*    All Executive Officers and Directors are U.S. citizens, except Heinz
     Schimmelbusch, who is a citizen of Austria, and Hubert J.P. Schoemaker, who is a citizen of the Netherlands.
                                                                                       Suite 520
                                                                                       Radnor, PA 19087

CUSIP NO. 29088U 10 3                                               PAGE 7 OF 7

                                   SCHEDULE II

         All of the following purchases were effected by a subsidiary of the Reporting Person in brokers' transactions in the NASDAQ National Market.

                                                      PRICE
              TRANSACTION DATE        SHARES        PER SHARE
              ----------------        ------        ---------
                   4/25/00            35,000       $ 12.946
                   4/26/00            35,000       $ 15.563
                   4/26/00            15,000       $ 15.250
                   4/26/00            10,000       $ 15.500
                   4/27/00            45,000       $ 15.844
                   4/27/00            10,000       $ 15.594
                   4/27/00            75,000       $ 16.658
                   4/28/00             6,000       $ 18.563
                   4/28/00           100,000       $ 18.475
                    5/1/00               200       $ 19.500
                    5/2/00             5,000       $ 19.438
                    5/3/00            20,000       $ 20.000
                    5/3/00            10,000       $ 20.000
                    5/3/00            25,000       $19.7813
                    5/3/00            40,000       $ 20.000
                    5/3/00             8,000       $ 19.688
                    5/3/00            28,000       $ 19.563
                    5/3/00             6,000       $ 19.500
                    5/3/00             7,000       $ 19.625
                    5/3/00            15,000       $ 20.000
                    5/4/00            10,500       $ 20.000
                    5/4/00            32,200       $ 21.125
                    5/4/00            17,300       $ 21.250
                    5/4/00             4,500       $ 22.150
                    5/4/00             5,500       $ 20.688
                    5/4/00             4,200       $ 20.375
                    5/4/00             6,000       $ 21.750
                    5/4/00            13,200       $ 22.500
                    5/5/00            35,000       $ 21.750
                    5/5/00            21,500       $ 21.750
                    5/5/00            15,000       $ 22.000
                    5/5/00            10,000       $ 21.750
                    5/5/00            11,000       $ 22.000
                    5/5/00            10,000       $ 21.750
                    5/8/00            90,000       $ 20.851
                    5/9/00            10,000       $ 20.938
                    5/9/00             5,000       $ 21.000
                    5/9/00             7,000       $ 21.000
                    5/9/00             6,000       $ 21.000
                    5/9/00             5,000       $ 21.000
                    5/9/00             5,000       $ 21.000
                   5/10/00             8,000       $ 20.000
                   5/10/00            18,000       $ 20.000
                   5/10/00            35,000       $ 20.000
                   5/10/00            11,500       $ 20.063
                   5/10/00            22,500       $ 20.063
                   5/10/00             5,000       $ 20.125
                   5/11/00             1,000       $ 19.625
                   5/11/00             2,000       $ 19.625
                   5/12/00            30,000       $ 19.750
                   5/12/00            12,000       $ 19.938
                   5/12/00             7,000       $ 20.000
                   5/12/00            13,000       $ 19.875
                   5/12/00             8,000       $ 20.188
                   5/12/00            11,000       $ 20.563
                   5/12/00            19,000       $ 21.000
                   5/15/00            13,000       $ 18.938
                   5/15/00            12,000       $ 19.000
                   5/15/00             5,000       $ 19.125
                   5/15/00            10,500       $ 19.500
                   5/15/00             6,000       $ 19.500
                   5/16/00            13,000       $ 19.625
                   5/16/00            30,000       $ 19.750
                   5/16/00             4,000       $ 19.875
                   5/16/00            12,000       $ 19.875
                   5/17/00            40,000       $ 18.188
                   5/17/00            19,000       $ 17.688
                   5/17/00            28,000       $ 18.625
                   5/17/00            14,000       $ 18.938
                   5/18/00            54,000       $ 18.938
                   5/18/00            22,000       $ 19.000
                   5/18/00             5,500       $ 19.000
                   5/18/00            10,000       $ 19.000
                   5/18/00             2,500       $ 19.000
                                   ---------
TOTAL                              1,322,600
                                   ---------